Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181928

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
SUPPLEMENT NO. 1 DATED MARCH 11, 2013
TO THE PROSPECTUS DATED FEBRUARY 14, 2013

This document supplements, and should be read in conjunction with, our prospectus dated February 14, 2013 relating to our offering of 162,219,029 shares of our common stock. Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose:

•	the status of our follow-on public offering;

•	the anticipated duration of our follow-on offering;

•	updates to the suitability standards applicable to North Dakota investors;

•
updates to the descriptions of our real estate acquisitions in our prospectus, including our recent acquisitions of A&R Medical Office Building Portfolio located in Ruston, Louisiana and Abilene, Texas; and Greeley Northern Colorado MOB Portfolio located in Greeley, Colorado; and

•	an update to our risk factors.

Status of Our Follow-on Public Offering

We commenced our follow-on public offering of shares of our common stock immediately upon the termination of our initial public offering on February 14, 2013. As of March 1, 2013, we had received and accepted subscriptions in our follow-on public offering for 1,613,847 shares of our common stock, or approximately $16,432,000, excluding shares of our common stock issued pursuant to our DRIP. As of March 1, 2013, approximately 145,163,165 shares of our common stock remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to the DRIP.

Anticipated Duration of Our Follow-on Offering
The following information should be read in conjunction with the last paragraph of the cover page of our prospectus, the “Questions and Answers About This Offering – How long will this offering last?” section on page 3 of our prospectus and the second paragraph of the “Plan of Distribution – General” section beginning on page 204 of our prospectus:

We have disclosed in our prospectus that we may sell shares of our common stock under this offering until the earlier of February 14, 2015 or the date on which the maximum offering amount has been sold, subject to our board of directors’ right to extend the offering for an additional year or as otherwise permitted under applicable law. We also reserved the right to terminate the offering at any time and to periodically evaluate the status of the offering to determine whether we should terminate the offering prior to February 14, 2015.

Our board of directors currently anticipates terminating our follow-on offering on or around December 31, 2013. This determination is based on a number of considerations, including our goal of owning approximately $2,500,000,000 in total healthcare real estate assets (based on purchase price) prior to seeking a liquidity event, the participating dealer and registered investment adviser, or RIA, firms participating in the selling group for our follow-on offering, the pace of sales of our common stock anticipated during the course of 2013, the current and anticipated composition and quality of our healthcare real estate portfolio and the current conditions in the healthcare real estate and publicly-traded stock markets. We will continue to monitor these factors during the course of this offering, and may adjust our anticipated offering termination date as necessary should these factors change.

Suitability Standards for North Dakota Investors
The suitability standards applicable to North Dakota investors stated in the seventh paragraph of the “Suitability Standards – General” section beginning on page i of our prospectus, Section 6(E) of our Subscription Agreement on page A-4 of our prospectus, Section C(E) of our Additional Investment Subscription Agreement on page A-8 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:
North Dakota — In addition to meeting our general suitability standards of (i) a net worth of at least $250,000 or (ii) a gross annual income of at least $70,000 and a net worth of at least $70,000, an investor’s investment in shares of our common stock cannot exceed 10.0% of that investor’s net worth.

Acquisitions

The following information should be read in conjunction with the “Prospectus Summary – Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio – Acquired Properties” section beginning on page 110 of our prospectus:
Acquired Properties

As of March 11, 2013, we had completed 51 acquisitions, comprising 148 buildings and an aggregate of approximately 5,747,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $1,371,396,000, in various states. Acquisitions made between January 26, 2013 and March 11, 2013 are listed below:

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt	Property Taxes(2)	Capitalization Rate(3)	Location
A&R Medical Office Building Portfolio	Medical Office	183,000	100%	2/20/2013	$31,750,000	$—	$356,000	7.71%	Ruston, LA and Abilene, TX
Greeley Northern Colorado MOB Portfolio	Medical Office	101,000	89.1%	2/27/2013	$15,050,000	$—	$185,000	7.80%	Greeley, CO

(1)	We own 100% of all of our properties listed.

(2)	Represents the real estate taxes on the property for 2012.

(3)
The estimated capitalization rates are based on each property’s net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property’s net income, we generally estimate each property’s expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property’s age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property’s occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, a property management fee of 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to A&R Medical Office Building Portfolio, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Additionally, our advisor entities and their affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the A&R Medical Office Building Portfolio and the Greeley Northern Colorado MOB Portfolio, an acquisition fee of 2.60% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.198 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the contract purchase price. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Risk Factors

The following information should be read in conjunction with the “Risk Factors – Investment Risks” section beginning on page 25 of our prospectus:

We may be unable to raise the proceeds from this offering as anticipated, which would inhibit our ability to meet our investment goals in a timely manner, or at all.

Our board of directors currently anticipates terminating our follow-on offering on or around December 31, 2013. However, this determination is based on a number of considerations by our board of directors, including our goal of owning approximately $2,500,000,000 in total healthcare real estate assets (based on purchase price) prior to seeking a liquidity event, the participating dealer and RIA firms participating in the selling group for our follow-on offering, the pace of sales of our common stock anticipated during the course of 2013, the current and anticipated composition and quality of our healthcare real estate portfolio and the current conditions in the healthcare real estate and publicly-traded stock markets. Some or all of the considerations by our board of directors may turn out to be incorrect. In addition, factors such as our ability to raise additional proceeds from this offering, uncertain market conditions, delays in locating suitable investments, our ability to secure additional financing for our future real estate investments on reasonable terms and increased competition to acquire real estate, among other factors, may cause us to be unable to raise the proceeds from this offering as anticipated or inhibit our ability to meet our investment goals in our anticipated timeframe, or at all. Therefore, our board of directors may continue this offering beyond December 31, 2013.

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